April 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C., 20549
Attention:  Rolaine S. Bancroft, Special Counsel

Re:       OSI Restaurant Partners, LLC
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File No. 001-15935

Dear Ms. Bancroft:

This letter sets forth the Company’s response to the staff’s comment set forth in your letter dated April 14, 2009, addressed to A. William Allen, III with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).  In connection with this response to the staff’s comment, the Company is filing Amendment No. 1 to the Form 10-K (the “Form 10-K/A”).

For ease of reference, this letter includes the staff’s comment in italics followed by the Company’s response to the question raised.

Credit Facilities and Other Indebtedness, page 61

1. We note your disclosure that you entered into senior secured credit facilities with a syndicate of institutional lenders and financial institutions on June 14,2007. Please amend your Form 10-K to file all material agreements, including the credit agreement dated as of June 14,2007, as exhibits to your filing. All agreements must be filed in full and include all schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

The above referenced credit agreement and also the master lease agreement dated June 14, 2007 were omitted from the exhibit index in the Form 10-K in error.  These agreements were filed with the Company’s Registration Statement on Form S-4 filed on May 9, 2008 and have been included in the Form 10-K/A by incorporation by reference to such prior filing.  The Form 10-K/A also includes as exhibits new Section 302 Certifications by the Company’s chief executive officer and chief financial officer.

As requested, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (813) 282-1225.

Very Truly Yours,

/s/ Dirk A. Montgomery

Dirk A. Montgomery
Senior Vice President and Chief Financial Officer

2202 North Westshore Boulevard - Tampa, Florida 33607 - Phone: (813) 282-1225